This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES THIRD QUARTER 2018
Financial and Operating Results
For the three and nine months ended September 30, 2018
TSX & AIM: “TGL” & NASDAQ: “TGA”
Calgary, Alberta, November 8, 2018 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and nine months ended September 30, 2018. All dollar values are expressed in United States dollars unless otherwise stated. TransGlobe's Condensed Consolidated Interim Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the three and nine month periods ended September 30, 2018 and 2017, are available on TransGlobe's website at www.trans-globe.com.

Highlights
ø
Production for the nine months ended September 30, 2018 averaged 14,161 boepd (Egypt 11,876 bopd, Canada 2,285 boepd). Third quarter production averaged 14,331 boepd (Egypt 11,939 bopd, Canada 2,392 boepd). The Company expects to be within the full year production guidance range of 14,200 to 14,800 boepd by the end of 2018;

ø	Sales averaged 14,490 boepd with one cargo lifting of TransGlobe's entitlement crude oil occurring in July for net proceeds totaling $31.7 million (sale proceeds collected in August);

ø
Positive third quarter funds flow of $17.0 million ($0.24 per share). Third quarter net loss of $12.3 million, inclusive of a $14.1 million impairment loss and $3.3 million unrealized loss on derivative commodity contracts;

ø
Ended the third quarter with positive working capital of $52.4 million, including cash and cash equivalents of $62.7 million. The Company expects to fund its remaining 2018 capital program, continue debt repayments and explore business development opportunities with its working capital;

ø	Spent $12.8 million on exploration and development assets during the quarter;

ø	Drilled 4 wells in Egypt (2 exploration and 2 development), resulting in 2 dry holes (SGZ 1X and NWS 12X) and 2 oil wells (M-North and M-South);

ø
Subsequent to the quarter, the Company drilled and cased the South Ghazalat (SGZ 6X) exploration well as a potential Bahariya (Cretaceous) light oil discovery which encountered an internally estimated 22 feet of total net oil pay in the Upper and Lower Bahariya. The Company expects to complete testing this well in Q4-2018;

ø
Commenced the 2018 Cardium development drilling program with three gross (2.5 net) one-mile horizontal wells drilled and cased. The two-mile extended reach horizontal well was spud on September 30, 2018 and cased subsequent to the quarter. The remaining two gross (1.5 net) one-mile horizontal wells will be drilled and cased in Q4 2018. Plans for a one-mile horizontal outpost well to evaluate the newly acquired lands south of the Harmattan Cardium pool have been deferred;

ø	Paid a dividend of $0.035 per share on September 14, 2018 to shareholders of record on August 31, 2018.

A conference call to discuss TransGlobe's 2018 third quarter results presented in this news release will be held on Thursday, November 8, 2018 at 8:00 AM Mountain (10:00 AM Eastern time and 3:00 PM London, UK) and is accessible to all interested parties in Canada and US by dialing 416-340-2218 or toll free at 1-800-377-0758 and United Kingdom at 00-80065789868

The webcast may be accessed at http://www.gowebcasting.com/9579

The international dial-in https://www.confsolutions.ca/ILT?oss=1P1R8003770758

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended September 30			Nine Months Ended September 30
Financial	2018	2017	% Change	2018	2017	% Change
Petroleum and natural gas sales	74,345	68,372	9	226,516	179,637	26
Petroleum and natural gas sales, net of royalties	42,453	44,839	(5)	135,622	107,739	26
Realized derivative loss on commodity contracts	(2,430)	(1,904)	28	(8,329)	(375)	2,121
Unrealized derivative loss on commodity contracts	(3,295)	(3,235)	2	(20,157)	(386)	5,122
Production and operating expense	12,242	14,522	(16)	40,182	39,922	1
Selling costs	527	424	24	1,653	1,926	(14)
General and administrative expense	5,104	3,809	34	16,683	11,617	44
Depletion, depreciation and amortization expense	8,751	10,760	(19)	26,077	29,635	(12)
Income taxes expense	6,924	5,179	34	19,728	16,104	23
Cash flow generated by operating activities	47,639	20,437	133	59,370	15,187	291
Funds flow from operations[1]	17,018	19,217	(11)	54,440	38,574	41
Basic per share	0.24	0.27		0.75	0.53
Diluted per share	0.23	0.27		0.75	0.53
Net loss	(12,283)	(6,855)	79	(15,042)	(76,354)	(80)
Net earnings (loss) - diluted		(6,855)	(100)		(76,354)	(100)
Basic per share	(0.17)	(0.09)		(0.21)	(1.06)
Diluted per share	(0.17)	(0.09)		(0.21)	(1.06)
Capital expenditures	12,783	10,133	26	23,273	29,081	(20)
Dividends paid	—	—	—	—	—	—
Dividends paid per share	—	—	—	—	—	—
Corporate acquisition	—	—	—	—	—	—
Working capital	52,351	58,815	(11)	52,351	58,815	(11)
Long-term debt, including current portion	52,532	79,839	(34)	52,532	79,839	(34)
Common shares outstanding
Basic (weighted average)	72,206	72,206	—	72,206	72,206	—
Diluted (weighted average)	73,951	72,206	2	73,124	72,206	1
Total assets	314,203	338,802	(7)	314,203	338,802	(7)

Operating
Average production volumes (boepd)	14,331	14,912	(4)	14,161	16,029	(12)
Average sales volumes (boepd)	14,490	18,020	(20)	15,191	17,050	(11)
Inventory (mbbls)	496	988	(50)	496	988	(50)
Average sales price ($ per boe)	55.77	41.24	35	54.62	38.59	42
Operating expense ($ per boe)	9.18	8.76	5	9.69	8.58	13
[1] Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

CORPORATE SUMMARY
TransGlobe Energy Corporation ("TransGlobe" or the "Company") produced an average of 14,331 barrels of oil equivalent per day ("boepd") during the third quarter of 2018. Egypt production was 11,939 barrels of oil per day ("bopd") and Canada production was 2,392 boepd. Production for the quarter was within the full-year 2018 guidance of 14,200 and 14,800 boepd and 4% higher than the previous quarter.
During the quarter, the Company completed one cargo lifting of 502 thousand barrels of entitlement crude oil for net proceeds of $31.7 million. TransGlobe did not sell any crude oil to EGPC during the quarter. As at September 30, 2018 the Company had approximately 496 thousand barrels of inventoried entitlement crude oil. All Canadian production was sold during the quarter.
TransGlobe's Egyptian crude oil is sold at a quality discount to Dated Brent. The Company received an average price of $61.87 per barrel during the quarter. In Canada, the Company received an average of $60.02 per barrel of oil and $1.01 per thousand cubic feet ("mcf") of natural gas in the third quarter of 2018.
During the third quarter of 2018, the Company had funds flow from operations of $17.0 million and ended the quarter with positive working capital of $52.4 million, including cash and cash equivalents of $62.7 million. The Company experienced a net loss in the quarter of $12.3 million, which included a $14.1 million non-cash impairment loss on the Company's exploration and evaluation assets in North West Sitra and a $3.3 million unrealized derivative loss on commodity contracts. The $3.3 million unrealized loss on derivative commodity contracts represents a fair value adjustment on the Company's hedging contracts as at September 30, 2018.
In the Eastern Desert, the Company drilled two development wells during the third quarter of 2018. At West Bakr, the Company completed a two well infill program (M-North and M-South) resulting in two oil wells. The M-North well was drilled to a total depth of 5,113 feet, encountered an internally estimated 132 feet of net oil pay, and is currently producing ~800 bopd. The M-South well was drilled to a total depth of 5,077 feet, encountered an internally estimated 142 feet of net oil pay, and is currently producing at ~800 bopd. Both of these wells have exceeded internal pre-drill estimates. At North West Gharib, the Company put the NWG 38A-Inj injector well onto production with an initial rate of ~110 bopd. The Company commenced drilling NWG 38A-7 (a potential water injector well) during the third quarter of 2018, targeting the 38A Red Bed pool in a structurally lower position 0.4 kilometers south of the NWG 38A-Inj injector well. The well is scheduled for completion in November.
In the Western Desert, the Company drilled two exploration wells during the third quarter of 2018. At South Ghazalat, the Company drilled the first of two planned exploration wells (SGZ 1X), in the south western portion of the concession, to a total depth of 3,068 feet with no hydrocarbon shows and abandoned for a total cost of ~$0.7 million. Subsequent to the quarter, the Company drilled the second of two planned exploration wells in South Ghazalat (SGZ 6X) to a depth of 5,195 feet. This well was cased as a potential oil discovery and encountered an internally estimated 22 feet of total net oil pay over three intervals in the targeted Bahariya formation. The Company has mobilized testing equipment and it is anticipated that testing results will be announced prior to month end. With the drilling of the second exploration well, the Company will have met all of the commitments for this concession.
At North West Sitra, the Company completed drilling the second of two planned exploration wells (NWS 12X) targeting a stacked Cretaceous/Jurassic prospect. The well was drilled to a total depth of 13,300 feet with no signs of hydrocarbons and was abandoned for a total cost of ~$4.0 million. With the completion of NWS 12X, the Company has now met the commitments for this concession. The Company does not plan to enter the second phase of the exploration concession.
At South Alamein, the Company received notification from the military that access would be granted for up to four locations submitted earlier in 2018, including the SA 24X-well. The Company submitted the required documentation and received written notice that only two of four locations were approved. The SA 24X location was rejected. In Q2-2018 the Company received a seven-month extension to the final exploration phase, which is set to expire January 26, 2019. The Company plans to engage EGPC to discuss potential solutions including concession extensions and/or suspending the exploration term until access issues are resolved.
In Canada, the Company commenced the 2018 Cardium development drilling program with three gross (2.5 net) one-mile horizontal wells drilled and cased in the third quarter. The Company began drilling the two-mile extended reach horizontal well on September 30, 2018. Subsequent to the quarter, the Company completed drilling the six well development program.
Due to the recent widening of the Canadian light oil differential to WTI, the Company has decided to defer its plans to drill a one-mile horizontal outpost well to evaluate the newly acquired Cardium lands until 2019.
The Company paid a dividend of $0.035 per share on September 14, 2018 to shareholders of record on August 31, 2018.

MANAGEMENT STRATEGY AND OUTLOOK
The 2018 outlook provides information as to management’s expectation for results of operations for 2018. Readers are cautioned that the 2018 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this Management's Discussion & Analysis ("MD&A").
2018 Outlook
The 2018 production outlook for the Company is provided as a range to reflect timing and performance contingencies. At mid-year 2018, the Company adjusted the 2018 capital program and production outlook to reflect project timing delays in Egypt and Canada. Total corporate production is expected to range between 14,200 and 14,800 barrels of oil equivalent per day ("boepd") for 2018 with a 94% weighting to oil and liquids. Egypt oil production is expected to range between 12,000 and 12,400 barrels of oil per day ("bopd") in 2018. Canadian production is expected to range between 2,200 and 2,400 boepd in 2018, inclusive of an adjustment for the Harmattan area plant and facility turnaround in May.

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

EASTERN DESERT

West Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

No new wells were drilled during the quarter.

Production

Production from West Gharib averaged 4,793 bopd to TransGlobe during the third quarter of 2018, a 4% (223 bopd) decrease from the previous quarter, primarily due to natural declines.

Production averaged 4,271 bopd during October. October production was lower due to well servicing and natural declines.

Sales

The Company sold 205,913 barrels of inventoried entitlement crude to a third-party for $13.1 million in Q3-2018.

Quarterly West Gharib Production (bopd)	2018			2017
	Q-3	Q-2	Q-1	Q-4
Gross production rate	4,793	5,015	5,104	5,015
TransGlobe production (inventoried) sold	(206)	(297)	21	(774)
Total sales	4,587	4,718	5,125	4,241

Government share (royalties and tax)	2,349	2,459	2,504	2,459
TransGlobe sales (after royalties and tax)[1]	2,238	2,259	2,621	1,782
Total sales	4,587	4,718	5,125	4,241
[1] Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

West Bakr, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

During the third quarter of 2018, the Company drilled a two well infill program (M-North and M-South) resulting in two oil wells. The M-North well was drilled to a total depth of 5,113 feet, encountered an internally estimated 132 feet of net oil pay, and is currently producing ~800 bopd. The M-South well was drilled to a total depth of 5,077 feet, encountered an internally estimated 142 feet of net oil pay, and is currently producing at ~800 bopd. Both of these wells have exceeded internal pre-drill estimates.

During the quarter, the Company completed construction of the Phase 2 H-field facility expansion to double the fluid handling capacity from 10,000 bpd to 20,000 bpd of fluid. The Company initiated a well optimization campaign targeting wells with excess production capacity that had been constrained due to fluid handling at the K and H stations prior to the respective Phase 2 facility expansion projects. The accelerated fluid withdrawal rates will support incremental production volumes and additional reserves from the K and M fields in K station, and the H fields in H station.

Construction will commence in early 2019 on the K station Phase 3 expansion to add a third process train and triple the original fluid handling capacity to ~45,000 bpd. It is expected that the K station Phase 3 expansion will be commissioned mid 2019.

Production

Production from West Bakr averaged 6,126 bopd to TransGlobe during the third quarter, representing a 7% (379 bopd) increase from the previous quarter due to the well optimization program and successful M-North and M-South development wells.

Production averaged 6,972 bopd during October. The October production increase is primarily attributable to the new M field wells and continued well optimization.

Sales

The Company sold 71,793 barrels of inventoried entitlement crude to a third party for $4.6M million in Q3-2018.

Quarterly West Bakr Production (bopd)	2018			2017
	Q-3	Q-2	Q-1	Q-4
Gross production rate	6,126	5,747	5,274	5,024
TransGlobe production (inventoried) sold	(1,700)	6,235	(2,136)	3,511
Total sales	4,426	11,982	3,138	8,535

Government share (royalties and tax)	3,646	3,419	3,138	2,990
TransGlobe sales (after royalties and tax)[1]	780	8,563	—	5,545
Total sales	4,426	11,982	3,138	8,535
[1] Under the terms of the West Bakr Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

North West Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

During the third quarter of 2018, the NWG 38A-Inj injector well was put on production with an initial rate of ~110 bopd (following fracture stimulation) and is currently producing ~80 bopd. The Company commenced drilling the NWG 38A-7 well as a potential water injector targeting the 38A Red Bed pool in a structurally lower position 0.4 kilometers south of the NWG 38A-Inj injector well. The NWG 38A-7 well encountered the Red Bed formation which appears to contain both oil and water, however, the well was cased due to deteriorating wellbore conditions prior to acquiring definitive fluid samples. The NWG 38A-7 well will be completed during November and depending on the production results will be another oil producer or converted to a water injection well to support the NWG 38A oil pool. In the event NWG 38A-7 is an oil producer, the Company has planned an additional well (NWG 38A-8) further south as a contingency for reservoir pressure support.

Production

Production from NW Gharib averaged 1,020 bopd to TransGlobe during the third quarter, an 11% (131 bopd) decrease from the previous quarter, primarily due to natural declines.

Production averaged 1,074 bopd during October.

Sales

The Company sold 224,028 barrels of inventoried entitlement crude to a third party for $14.3 million in Q3-2018.

Quarterly North West Gharib Production (bopd)	2018			2017
	Q-3	Q-2	Q-1	Q-4
Gross production rate	1,020	1,151	1,399	1,212
TransGlobe production (inventoried) sold	2,065	(417)	(507)	(439)
Total sales	3,085	734	892	773

Government share (royalties and tax)	650	734	892	773
TransGlobe sales (after royalties and tax)[1]	2,435	—	—	—
Total sales	3,085	734	892	773
[1] Under the terms of the North West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

WESTERN DESERT

South Alamein, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

No wells were drilled during the quarter.

In South Alamein the Company received notification from the military that access would be granted for up to four locations submitted earlier in 2018, including the SA 24X-well. The Company submitted the required documentation and subsequently received written notice that only two of four locations were approved. The SA 24X location was rejected. In Q2-2018 the Company received a seven-month extension to the final exploration phase, which is set to expire January 26, 2019. The Company plans to engage EGPC to discuss potential solutions including concession extensions and/or suspending the exploration term until access issues are resolved.

No production is currently budgeted from the South Alamein exploration asset in 2018.

North West Sitra, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

During the quarter, the Company drilled the second of two planned exploration wells in North West Sitra (“NWS”) at NWS 12X targeting a stacked Cretaceous/Jurassic prospect. The well was drilled to a total depth of 13,300 feet with no signs of hydrocarbons and was abandoned for a total cost of ~$4.0 million.

With the completion of NWS 12X, the Company has now met all of the work commitments for the first exploration phase of the concession.

Prior to January 7, 2019 (the expiration date of the first exploration phase) the Company can elect to enter the second and final exploration phase (3.0 years after the extension of phase one). Based on a review of the well results, the Company elected to book an impairment during the third quarter for all North West Sitra exploration and evaluation assets and does not plan to enter the second phase of the exploration concession.

No production was budgeted from the North West Sitra exploration assets in 2018.

South Ghazalat, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

During the quarter, the Company drilled the first of two planned exploration wells in the south western portion of the South Ghazalat concession (“SGZ”). SGZ 1X was drilled to a total depth of 3,068 feet with no hydrocarbon shows and abandoned for a total cost of ~$0.7 million. Based on the SGZ 1X results, the planned SGZ 2X well was cancelled in favour of an alternate exploration prospect (SGZ 6X) located on the eastern portion of the concession offsetting the Raml oil field in the Abu Gharadig basin.

Subsequent to the quarter, the Company drilled the SGZ 6X exploration well to a total depth of 5,195 feet. This well was cased as a potential Bahariya light oil discovery. Based on open hole logs and oil recovered on MDT wireline sampling, the well encountered an internally estimated 22 feet of total net oil pay over three intervals in the targeted Bahariya formation. The Company has mobilized testing equipment and it is anticipated that testing results will be announced prior to month end. Concurrently the Company requested and received a 6 month extension to May 6, 2019 for the current exploration phase.

With the completion of the second exploration well, the Company will have met the commitments for the concession.

No production is currently budgeted from the South Ghazalat exploration assets in 2018.

CANADA

Operations and Exploration

During the quarter, the Company drilled and cased the first three gross (2.5 net) one-mile horizontal wells of the six wells planned from a common pad.

Subsequent to the quarter, the Company completed drilling and cased the remaining three wells in the program including a two-mile extended reach horizontal well and two gross (1.5 net) one-mile horizontal. The Company is targeting to complete the wells during the fourth quarter, with first production from the multi-well pad by year-end/early January. In addition, the Company has elected to defer a one-mile horizontal outpost well planned to evaluate the newly acquired lands, 16 net sections (10,240 acres).

Production

Production from Canada averaged 2,392 boepd to TransGlobe during the third quarter, a 28% (525 boepd) increase from the previous quarter which was primarily due to lower production in the second quarter associated with a planned shut-in during May.

Production has averaged 2,387 boepd during October.

Quarterly Canada Production (boepd)	2018			2017
	Q-3	Q-2	Q-1	Q-4
Canada crude oil (bbls/d)	567	497	675	775
Canada NGLs (bbls/d)	876	521	894	915
Canada natural gas (mcf/d)	5,695	5,094	6,176	6,058
Total production (boe/d)	2,392	1,867	2,598	2,700

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(Unaudited - Expressed in thousands of US Dollars, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2018	2017	2018	2017
REVENUE
Petroleum and natural gas sales, net of royalties	$42,453	$44,839	$135,622	$107,739
Finance revenue	180	15	399	59
	42,633	44,854	136,021	107,798

EXPENSES
Production and operating	12,242	14,522	40,182	39,922
Selling costs	527	424	1,653	1,926
General and administrative	5,104	3,809	16,683	11,617
Foreign exchange loss	216	3	195	70
Finance costs	1,222	1,485	3,923	4,750
Depletion, depreciation and amortization	8,751	10,760	26,077	29,635
Asset retirement obligation accretion	72	74	205	191
Loss on financial instruments	5,725	5,139	28,486	912
Impairment loss	14,138	10,314	14,138	79,025
Gain on disposition of assets	(5)	—	(207)	—
	47,992	46,530	131,335	168,048

Net earnings (loss) before income taxes	(5,359)	(1,676)	4,686	(60,250)

Income tax expense – current	6,924	5,179	19,728	16,104
NET LOSS FOR THE PERIOD	$(12,283)	$(6,855)	$(15,042)	$(76,354)

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments	1,000	4,070	(679)	3,455
COMPREHENSIVE LOSS FOR THE PERIOD	$(11,283)	$(2,785)	$(15,721)	$(72,899)

Net loss per share
Basic	$(0.17)	$(0.09)	$(0.21)	$(1.06)
Diluted	$(0.17)	$(0.09)	$(0.21)	$(1.06)

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of US Dollars)

	As at	As at
	September 30, 2018	December 31, 2017
ASSETS
Current
Cash and cash equivalents	$62,663	$47,449
Accounts receivable	10,932	18,090
Prepaids and other	3,862	4,745
Product inventory	7,799	11,474
	85,256	81,758
Non-Current
Intangible exploration and evaluation assets	34,376	41,478
Property and equipment
Petroleum and natural gas assets	191,444	200,981
Other assets	3,127	3,485
	$314,203	$327,702

LIABILITIES
Current
Accounts payable and accrued liabilities	$28,488	$27,104
Derivative commodity contracts	4,417	4,015
	32,905	31,119
Non-Current
Derivative commodity contracts	23,707	3,955
Long-term debt	52,532	69,999
Asset retirement obligation	11,322	12,332
Other long-term liabilities	1,315	290
	121,781	117,695

SHAREHOLDERS’ EQUITY
Share capital	152,084	152,084
Accumulated other comprehensive income	2,114	2,793
Contributed surplus	23,992	23,329
Retained earnings	14,232	31,801
	192,422	210,007
	$314,203	$327,702

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited - Expressed in thousands of US Dollars)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2018	2017	2018	2017

Share Capital
Balance, beginning of period	$152,084	$152,084	$152,084	$152,084
Balance, end of period	$152,084	$152,084	$152,084	$152,084

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period	$1,114	$(615)	$2,793	$—
Currency translation adjustment	1,000	4,070	(679)	3,455
Balance, end of period	$2,114	$3,455	$2,114	$3,455

Contributed Surplus
Balance, beginning of period	23,828	23,081	23,329	22,695
Share-based compensation expense	164	164	663	550
Balance, end of period	$23,992	$23,245	$23,992	$23,245

Retained Earnings
Balance, beginning of period	$29,042	$41,038	$31,801	$110,537
Net loss	(12,283)	(6,855)	(15,042)	(76,354)
Dividends	(2,527)	—	(2,527)	—
Balance, end of period	$14,232	$34,183	$14,232	$34,183

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of US Dollars)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2018	2017	2018	2017
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net loss	$(12,283)	$(6,855)	$(15,042)	$(76,354)
Adjustments for:
Depletion, depreciation and amortization	8,751	10,760	26,077	29,635
Asset retirement obligation accretion	72	74	205	191
Deferred lease inducement	(23)	(22)	(68)	(65)
Impairment loss	14,138	10,314	14,138	79,025
Share-based compensation	1,624	236	5,309	886
Finance costs	1,222	1,485	3,923	4,750
Unrealized loss on financial instruments	3,295	3,235	20,157	537
Unrealized loss on foreign currency translation	227	(10)	205	(31)
Gain on asset dispositions	(5)	—	(207)	—
Asset retirement obligations settled	—	—	(257)	—
Changes in non-cash working capital	30,621	1,220	4,930	(23,387)
Net cash generated by operating activities	47,639	20,437	59,370	15,187

INVESTING
Additions to intangible exploration and evaluation assets	(5,455)	(2,257)	(7,036)	(16,372)
Additions to petroleum and natural gas assets	(7,185)	(7,678)	(15,859)	(12,151)
Additions to other assets	(143)	(198)	(378)	(558)
Proceeds from asset dispositions	5	—	207	—
Changes in restricted cash	—	3,046	—	13,511
Changes in non-cash working capital	3,229	557	2,594	1,073
Net cash used in investing activities	(9,549)	(6,530)	(20,472)	(14,497)

FINANCING
Interest paid	(1,233)	(1,426)	(3,714)	(7,008)
Increase in long-term debt	146	125	395	85,265
Repayment of convertible debentures	—	—	—	(73,375)
Repayments of long-term debt	(10,000)	(5,000)	(17,797)	(16,041)
Dividends paid	(2,527)	—	(2,527)	—
Changes in non-cash working capital	(3)	—	(3)	—
Net cash used in financing activities	(13,617)	(6,301)	(23,646)	(11,159)
Currency translation differences relating to cash and cash equivalents	102	78	(38)	465
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	24,575	7,684	15,214	(10,004)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	38,088	13,780	47,449	31,468
CASH AND CASH EQUIVALENTS, END OF PERIOD	$62,663	$21,464	$62,663	$21,464

About TransGlobe
TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.
Advisory on Forward-Looking Information and Statements
Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, the Company's strategy to grow its annual cash flow; expectations regarding its acquisition efforts; anticipated drilling, completion and testing plans, including, the anticipated timing thereof, prospects being targeted by the Company, and rig mobilization plans; expected future production from certain of the Company's drilling locations; TransGlobe's plans to drill additional wells, including the types of wells, anticipated number of locations and the timing of drilling thereof; the timing of rig movement and mobilization and drilling activity; the Company's plans to file development lease applications for certain of its discoveries, including the expected timing of filing of such applications and the expected timing of receipt of regulatory approvals; anticipated production and ultimate recoveries from wells; to negotiate future military access (including the expected timing thereof), including the anticipated timing of wells on production; TransGlobe's plans to continue exploration, development and completion programs in respect of various discoveries; future requirements necessary to determine well performance and estimated recoveries; and other matters.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

Mr. Brett Norris, M.Sc., P Geo, - Vice President Exploration for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed and approved the technical information contained in this announcement. Mr. Norris obtained a Master’s of Science Degree in Geology from the University of Western Ontario. He is a Registered Professional Geoscientist in the province of Alberta and has over 30 years’ experience in oil and gas.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the production test results should be considered to be preliminary.

Certain type curve information included to in this news release, including IP30, represents estimates of the production decline and ultimate volumes expected to be recovered from wells over the life of the well. This information is based on management-generated type curves based on a combination of historical performance of older wells and management's expectation of what might be achieved from future wells. The information represents what management thinks an average well will achieve. Individual wells may be higher or lower but over a larger number of wells management expects the average to come out to the type curve. Over time type curves can and will change based on achieving more production history on older wells or more recent completion information on newer wells.

The following abbreviations used in this press release have the meanings set forth below:

Bopd    barrels of oil per day
MBopd    thousand barrels of oil per day
Boepd    barrels of oil equivalent per day
MBoepd    thousand barrels of oil equivalent per day
MBbl    thousand barrels

For further information, please contact:

Investor Relations
Telephone: 403.264.9888
Email: investor.relations@trans-globe.com
Web site: http://www.trans-globe.com

TransGlobe Energy	Via FTI Consulting
Ross Clarkson, Chief Executive Officer	www.trans-globe.com
Randy Neely, President
Eddie Ok, Chief Financial Officer

Canaccord Genuity (Nomad & Joint Broker)	+44 (0) 207 523 8000
Henry Fitzgerald-O'Connor
James Asensio

GMP First Energy (Joint Broker)	+44 (0) 207 448 0200
Jonathan Wright

FTI Consulting (Financial PR)	+44 (0) 203 727 1000
Ben Brewerton
Genevieve Ryan	transglobeenergy@fticonsulting.com